Exhibit 12

Avis Budget Group, Inc.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Three Months Ended March 31,
	2011	2010
Earnings before fixed charges:
Income (loss) before income taxes	$11	$(66)
Plus: Fixed charges	134	112

Earnings available to cover fixed charges	$145	$46

Fixed charges(a):
Interest, including amortization of deferred financing costs	$117	$95
Interest portion of rental payment	17	17

Total fixed charges	$134	$112

Ratio of earnings to fixed charges (b)	1.1x	—

(a)

Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor. Interest expense on all indebtedness is detailed as follows:

	Three Months Ended March 31,
	2011	2010
Related to debt under vehicle programs	$66	$54
All other	51	41

	$117	$95

(b)	Earnings were not sufficient to cover fixed charges for the three months ended March 31, 2010 by $66 million.

* * *